SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of February, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


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Materials Contained in this Report:

I. Press Release dated February 6, 2009 with respect to the registrant's financial results for the third quarter of fiscal year 2009, ended December 31, 2008.

II. English translations of the original Japanese-language documents, as filed by the registrant with the Tokyo Stock Exchange on February 6, 2009, with respect to the registrant's results of operations for the third quarter of fiscal year 2009, ended December 31, 2008.

         (1)      FY2009 Third Quarter Financial Summary

         (2) Supplemental Material for Financial Results for FY2009 Third Quarter (Consolidated)

         (3) Supplemental Material for Financial Results for FY2009 Third Quarter (Unconsolidated)

III. English translation of the Notice Concerning Amendments to the Forecasts for FY2009, as filed by the registrant with the Tokyo Stock Exchange on February 6, 2009.

IV. English translation of the Notice Concerning Decision on Matters Relating to Acquisition of Own Shares, as filed by the registrant with the Tokyo Stock Exchange on February 6, 2009.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Toyota Motor Corporation



                                       By:  /s/ Takuo Sasaki
                                          -------------------------------
                                          Name:  Takuo Sasaki
                                          Title: General Manager of
                                                 Accounting Division


Date:  February 6, 2009